Filed Pursuant to Rule 433

Registration No. 333-155974

November 16, 2010

PRICING TERM SHEET

$925,000,000

$325,000,000 3.125% Senior Notes due 2016

$600,000,000 4.625% Senior Notes due 2020

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Laboratory Corporation of America Holdings

Security:	3.125% Notes due 2016 (the “2016 Notes”)	4.625% Notes due 2020 (the “2020 Notes”)

Size:	$325,000,000	$600,000,000

Maturity Date:	May 15, 2016	November 15, 2020

Coupon:	3.125%	4.625%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2011	May 15 and November 15, commencing May 15, 2011

Price to Public:	99.845%	99.542%

Net Proceeds to Issuer (before expenses):	$322,546,250	$593,352,000

Benchmark Treasury:	1.250% due 10/31/15	2.625% due 11/15/20

Benchmark Treasury Price and Yield:	98-29+; 1.476%	98-01; 2.853%

Spread to Benchmark Treasury:	+ 168 basis points	+ 183 basis points

Yield:	3.156%	4.683%

Make-Whole Spread:	+ 25 basis points	+ 30 basis points

Optional Redemption:	The issuer may at its option redeem some or all of the 2016 Notes at any time or from time to time prior to their maturity, at a redemption price equal to the greater of the principal amount of the 2016 Notes being redeemed plus accrued and unpaid interest to the redemption date or the Make-Whole Amount, as described in the preliminary prospectus supplement, which includes a Make-Whole Spread.

The issuer may at its option redeem some or all of the 2020 Notes at any time or from time to time prior to August 15, 2020, at a redemption price equal to the greater of the principal amount of the 2020 Notes being redeemed plus accrued and unpaid interest to the redemption date or the Make-Whole Amount, as described in the preliminary prospectus supplement, which includes a Make-Whole Spread.

On or after August 15, 2020, the issuer may at its option redeem some or all of the 2020 Notes at a redemption price equal to the principal amount of the 2020 Notes being redeemed plus accrued and unpaid interest to the redemption date.

Special Mandatory Redemption:	The 2016 Notes do not include a special mandatory redemption provision.	Mandatory redemption if the Acquisition is not consummated prior to September 11, 2011 at a redemption price of 101% of the aggregate principal amount of the 2020 Notes, subject to certain adjustments for interest payments due.

CUSIP/ISIN:	50540RAH5/US50540RAH57	50540RAJ1/US50540RAJ14

Trade Date:	November 16, 2010

Expected Settlement Date:	November 19, 2010

Active Joint Book-Running Manager:	Citigroup Global Markets Inc.

Passive Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Barclays Capital Inc. toll free at 1-888-603-5847 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.